Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

April 14, 2014

Joseph McCann, Esq,
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Kogeto, Inc. (f/k/a Northeast Automotive Holdings, Inc. (the "Company") Form 8-K Filed on January 15, 2014 File No: 000-51997

Dear Mr. McCann

Enclosed please find an Amendment to the above-referenced Form 8-K which has been filed in response to your February 11, 2014 comment letter to the Company. This letter summarizes our responses thereto. Please note that page numbers referenced below refer to pages in the EDGAR filing of the Amendment.

1.	In response to Comment 1, please note that the references to Risk Factors have been removed.

2.	In response to Comment 2, a description of the Subsidiary Purchase Agreement has been added. Please see page 3.

3.	In response to Comment 3, a clarification of the differences between Kogeto Lucy LLC and Kogeto, Inc. (Delaware) has been added. Please see page 3.

4.
In response to Comment, the Company believes it is an “emerging growth company” as that term is defined in the Jumpstart Our Business Act of 2012 on the basis that (a) the Company does not have revenue in excess of $1 Billion, (b) the Company has never sold any securities pursuant to a registration statement and (c) the Company is not a large accelerated filer. We have added language responsive to the Comment on page 4.

5.
In response to Comment 5, a new section labeled “Distribution” has been added containing information regarding the company’s distribution relationships. Please see page 10. In addition, the material distribution agreements have been added as Exhibits.

6.	In response to Comment 6, please be advised that links to websites have been removed.

7.	In response to Comment 7, a clarification has been added which notes that the Company currently receives from only the consumer and education markets. Please see page 5.

8.	In response to Comment 8, a higher resolution version of the graphic has been substituted into the filing.

9.	In response to Comment 9, the language in the “Our Product Line” section has been revised to resolve conflicts in current and future tense references. Please see page 5.

10.	In response to Comment 10, the section has been revised to indicate that the Dot product is not currently for sale on the apple.com website. Please see page 7.

11.
In response to Comment 11, please be advised that the retailers listed were those national retailers that carry the Dot product. All other retailers are small, local stores that do not represent any material sales of the product.

12.	In response to Comment 12, the requested description of the grant funding has been added. Please see page 7.

13.	In response to Comment 13, the section has been revised to add a definition of the term “catadioptric.” Please see page 7.

14.
In response to Comment 14, the “Intellectual Property” section has been revised to provide better detail on the status of existing patents and the status of pending patent applications. Please see page 11.

15.
In response to Comment 15, the section has been revised to include Item 101(h)(4)(v) disclosure, with the exception of research and development expenditures which have been added to the “Research and Development” section. Please see page 10.

16.	In response to Comment 16, the third party optics that were referred to are purchased from their manufacturer and not licensed. The section has been revised to clarify. Please see page 8.

17.
In response to Comment 17, the “Competition” section has been revised to reflect that the Company does not currently have any such strategic partnerships and therefore, the reference has been removed. Please see page 10.

18.	In response to Comment 18, the section has been revised to include the specific types of member data collected by kogeto.com. Please see page 11.

19.	In response to Comment 19, the section has been revised to identify major customers. Please see page 12.

20.	In response to Comment 20, the section has been revised to identify material terms of the agreements. In addition, material agreements have been added as exhibits. Please see page 12.

21.
In response to Comment 21, the section has been revised to include the amount and percentage decreases in sales of Dot and Lucy for the nine month in both revenue and numbers of units sold. Please see pages 17. Please note that the sales of both products actually increased in the 2012 annual period over the 2011 annual period.

22.	In response to Comment 22, the section has been revised to describe why previous generation of products did not maintain sales levels. Please see page 17.

23.	In response to Comment 23, the price decrease from $79 to $49 has been added. Please see page 20.

24.	In response to Comment 24, the section has been revised to include Item 201 disclosure. Please see page 27.

25.	In response to Comment 25, please note that Item 3.02 has been added to the filing which addresses disclosure under Item 701. Please see page 37.

26.
In response to Comment 26, the “Warrant” section has been revised to indicate the number of shares which are underlying the outstanding options. Please also note that there are no outstanding convertible notes which would be convertible into the Registrant’s stock and therefore, the requested disclosure has not been added. Please see page 28.

27.
In response to Comment 27, the section has been revised to clarify the biographies and state each individual’s specific experience that led to a determination that Mr. Glasse and Dr. Sherman are qualified to serve as directors. In addition, the biography of Dr. Pea, which should have been included in the original filing, has been added. Please see page 29.

28.	In response to Comment 28, the section has been revised to remove references to exchanges.

29.	In response to Comment 29, the section has been revised to indicate that Dr. Sherman and Dr. Pea are both independent directors.

30.	In response to Comment 30, the Executive Compensation section has been revised to include compensation for calendar year 2013. Please see page 32.

31.	In response to Comment 31, please note that options have been added to the table. Please see page 32.

32.
In response to Comment 32, the section has been revised include an Outstanding Equity Awards at fiscal year-end table. A footnote was also added to clarify that the options referenced were options in Kogeto, Inc., the private Delaware corporation acquired by the Registrant. Please see page 32.

33.
In response to Comment 33, the “Related Party Transactions” section has been revised to conform to the related party disclosure footnote in the footnotes to the financial statements. Please see page 34.

34.
In response to Comment 34, the Company is in the process of coordinating Section 16 filings for all parties obligated to make such filings and in the event that such filings are not timely made, the Company will disclose such fact in the Form 10-K.

35.	In response to Comment 35, please note that Mr. Solko was an executive officer of the Company until February 22, 2014 and thus, an appropriate party to sign the filings and certifications.

36.	In response to Comment 36, please note that the Exhibit list has been revised to reflect the Exhibits added to the filing. Please see page 37.

37.	In response to Comment 37, the Audit Report has been revised to include the city and state where issued, which had been inadvertently omitted.

38.	In response to Comment 38, please find the following information:

The Company fully complies with GAAP regarding recognition of revenue, which is that revenues are recognized as product is shipped. Reserves for product returns are routinely booked by the Company at 9% of sales, a percentage based on historical results. The percentage will be adjusted in the future if and when appropriate. The company analyzes shipments and returns on a monthly basis to evaluate the need for any such change.

The use of the term “stranded” to describe inventory held by retailers and distributors, was chosen to represent the potential situation where an older version of our products are being held in inventory by our retailers and distributors at the time that a newer version of a product is released.

39.	In response to Comment 39, please find the following information:

The Company fully complies with FASB ASC 330-10-35-14 that states that inventory written down below cost becomes cost for the future. Please be advised that future disclosures and footnotes will include a statement to this effect and such statement is included in this Form 8-K/A.

40.	In response to Comment 40, please find the following information:

Prepaid Expense is primarily comprised of two categories: Prepaid Marketing and Prepaid (or "Material Deposits") Materials. Material Deposits are amounts that are advanced to the manufacturer of Lucy prior to the completion of manufacturing and shipping. Prepaid Marketing are amounts advanced to a marketing partner (typically in the form of excess inventory) prior to the deployment of a marketing campaign. For the period ended September 30, 2013, Prepaid Marketing represented 30% of Prepaid Expense and Material Deposits represented 67%.

The $105,000 increase from December 3, 2012 to September 30, 2013 is primarily the $102,000 increase in Material Deposits. The remainder of the increase is explained by the $15,000 increase in Prepaid Marketing, which will be used for future promotional activities.

Below is the roll-forward of the balance of prepaid expenses and other current assets from December 31, 2012 to September 30, 2013 with amounts expensed in the nine month period ended September 30, 2013.

	Dec-12	Change to expense	Change to other assets	Sep-13
Prepaid Marketing	57,250		15,194	72,444
Prepaid Insurance	7,535	(517)		7,018
Prepaid Freight	9,024	(9,024)		0
Material Deposits	56,458		102,413	158,871
Security Deposits	8,326	(5,824)	(2,502)	0
Total	138,593	(15,365)	115,105	238,333

41.	In response to Comment 41, please find the following information:

The Company relies on ASC paragraph 985-20-35-4, which reads in part as follows and is now disclosed:

“At each balance sheet date, the unamortized capitalized costs of a computer software product shall be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset shall be written off.”

During the second and third quarter of 2013, the Company developed and subsequently capitalized software development costs to create an Android-based app that will work with our Dot product on Android-based phones.

We compared the estimated net realizable value of approximately $200,000 to the unamortized capitalized cost of $165,900 and believe that the capitalized software is fully recoverable.

42.
In response to Comment 42, the Statement of Cash Flows has been revised to include an additional supplemental cash flows disclosure for stock issued for payment of accrued expenses in the amount of $165,200. The change in accrued expenses on the balance sheet between the period December 31, 2012 and September 30, 2013 is $28,991, which is comprised of a decrease of $165,200 related to the stock issued for payment of accrued expenses plus a net increase in accrued expenses of $194,189.

43.
In response to Comment 43, please see added disclosure and please be advised that future filings of the Registrant will reflect the historical financial statements and operations of Kogeto, Inc. Also, the accounting treatment will be described (and handled) as a recapitalization of the Registrant.

Please contact me if you have any questions.

Sincerely,

By:	/s/ Paul Goodman
Paul Goodman

KOGETO, INC.

April 14, 2014

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Kogeto, Inc. (f/k/a Northeast Automotive Holdings, Inc. (the "Company") Form 8-K Filed on January 15, 2014 File No: 000-519997

Dear Sirs:

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Jeff Glasse
Jeff Glasse
Chief Executive Officer